Exhibit 99.1

Techfaith Receives Nasdaq Delisting Notification

Beijing, China, September 12, 2019 — China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced that it received a delisting determination letter (the “Delisting Determination”) from the staff of Nasdaq Listing Qualifications (the “Staff”) setting forth a determination to delist the Company’s American Depositary Shares (the “ADSs”) from The Nasdaq Stock Market (the “Nasdaq”) as a result of the Company’s failure to file its Form 20-F for the year ended December 31, 2018, pursuant to the Nasdaq’s filing requirement set forth in its Listing Rule 5250(c)(1), and to timely disclose certain information relating to an investment made by the Company, pursuant to the Nasdaq’s disclosure requirement set forth in its Listing Rule 5250(b)(1).

The Delisting Determination stated that unless the Company requests an appeal of the Staff’s determination to delist the Company’s ADSs, trading of the ADSs will be suspended at the opening of business on September 17, 2019, and a Form 25-NSE will be filed with the SEC, which will remove the Company’s securities from listing and registration on the Nasdaq. After due deliberation, the Company does not intend to appeal the Delisting Determination by requesting a hearing before a hearings panel. After the Company is delisted from the Nasdaq, its ADSs may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s ADSs. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on the Nasdaq, which would likely have a material adverse effect on the liquidity and value of the Company’s ADSs.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a Staff delisting determination.

About TechFaith

TechFaith (NASDAQ: CNTF) is a developer, owner and operator of commercial real estate properties across China as well as a China-based mobile solutions provider for the global mobile handsets market. TechFaith continues to maintain a team of professional engineers focused on the development of ruggedized smart devices for both its consumer and enterprise segments, although it started investing in the construction of buildings and facilities in 2009 as part of its growth and business diversification strategy, gradually shifting away from its traditional focus on the mobile solutions and handset markets. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China: Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	In the U.S.: David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com